

11016588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC Mail Processing Section
APR 22 2011
Washington, DC
110

SEC FILE NUMBER
8- 68140

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMBD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1051 East Cary Street Suite 1430

(No. and Street)

Richmond   VA   23219

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Justin Marriott   804-344-0952

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meadows Urquhart Acree & Cook LLP

(Name – *if individual, state last, first, middle name*)

1802 Bayberry Court   Richmond   VA   23226

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Justin Marriott _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMBD, LLC _____, as of December 31 _____, 20<u>10</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                                          _____
                                                                      Signature

                                                          _____
                                                                      Title

_____
            Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SMBD, LLC

Notes to Statement of Financial Condition

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: SMBD, LLC (the Company) was formed under the laws of the state of Virginia as a single member limited liability company owned by Seare Marriott Management, Inc. (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company brokers private placement of securities and offers merger and acquisition advisory services.

The Company is governed by the Operating Agreement of SMBD, LLC dated February 15, 2008. According to the terms of the Operating Agreement, after the initial contributions are made, members have no further obligation to contribute additional amounts of capital to the Company. In addition, the liability of the members of the Company is limited to the member's equity.

A summary of the Company's significant accounting policies is as follows:

Cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Such amounts are valued at cost, which approximates fair value.

Commissions receivable: Commissions receivable are recorded at the amount the Company expects to collect from the outstanding balance. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. Commissions receivable are written-off when deemed uncollectible. All commissions receivable are considered collectible at December 31, 2010.

Income taxes: The Company is a single member limited liability company and is not a tax paying entity for income tax purposes. Thus, no income tax expense has been recorded in the financial statements. The income or loss of the Company is passed through to the Parent and included in the computation of the Parent's taxable income.

Use of estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Customer security transactions: The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3) under paragraph k(2)(i).

Note 2—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distribution paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and required net capital of $9,322 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio at December 31, 2010 was 0.44 to 1.